UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Gas Natural Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

367204104
(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, SC 29211
(803) 779-3080

October 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 367204104

1. NAME OF REPORTING PERSON

Anita G. Zucker

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

00, PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

1,040,640

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

1,040,640

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,040,640

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%

14. TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

Common stock, $0.15 par value, of Gas Natural Inc., 1375 East 9th Street, Suite 3100, Cleveland, OH 44114 (the "Issuer").

Item 2. Identity and Background

Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Article 6 Marital Trust (the "Trust"), under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007. Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, FR Bison Holdings, Inc. ("Parent") has entered into a support agreement (the "Support Agreement") with the Reporting Person, individually and as Trustee for The Article 6 Marital Trust. The transactions contemplated by the Support Agreement are not expected to require the payment of any funds by the Reporting Person.

Item 4. Purpose of Transaction

Merger Agreement

On October 8, 2016, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, FR Bison Holdings, Inc., a Delaware corporation ("Parent") and FR Bison Merger Sub, Inc., an Ohio corporation ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Issuer (the "Merger"), on the terms and subject to the conditions set forth in the Merger Agreement. The Issuer will continue as the surviving corporation and a wholly-owned subsidiary of Parent, and Parent will pay to the shareholders of the Issuer for their shares the merger consideration in the amount of $13.10 per common share in cash, without interest (the "Merger Consideration"), in accordance with and subject to the terms of the Merger Agreement. Parent and Merger Sub are affiliates of First Reserve Energy Infrastructure Fund II, L.P. ("First Reserve") and were formed by First Reserve in order to acquire the Issuer.

Support Agreement

In connection with the execution of the Merger Agreement, the Reporting Person entered into the Support Agreement with Parent pursuant to which the Reporting Person has agreed to vote in favor of the Merger and the approval of the Merger Agreement at every meeting of stockholders of the Issuer at which such matters are considered and at every adjournment or postponement thereof, subject to the limitations set forth in the Support Agreement. The obligations under the Support Agreement will terminate if, among other reasons, the Merger Agreement is terminated in accordance with its terms or the board of directors of the Issuer changes its recommendation in favor of approval of the Merger and the Merger Agreement.

On November 3, 2016, Alison D. "Sunny" Masters ("Masters"), a purported shareholder of the Issuer, filed a Verified Derivative and Class Action Complaint in the Court of Common Pleas for Cuyahoga County, Ohio against the Issuer, the Issuer's Board of Directors, Parent, Merger Sub, First Reserve, the Intertech Group, Inc., NIL Funding Corporation, and Mrs. Zucker (individually and as Trustee for the Article 6 Marital Trust). On November 17, 2016, Masters filed a First Amended Verified Derivative and Class Action Complaint ("Amended Complaint") in the Court of Common Pleas against the same defendants. As to Mrs. Zucker, the Amended Complaint alleges, inter alia, that Mrs. Zucker's entry into the Support Agreement required her to amend her Schedule 13D to attach the Support Agreement as an exhibit thereto. Mrs. Zucker believes that the allegations against her in the Amended Complaint are without merit.

Nothing in this Statement shall be deemed to constitute an admission by Mrs. Zucker that her initial Schedule 13D and previous amendments thereto were deficient in any manner, or that her entry into the Support Agreement constituted a material change to the facts set forth in those filings.

Item 5. Interest in Securities of the Issuer

 (a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by the Reporting Persons is based on 10,519,728 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer since the most recent filing on Schedule 13D by the Reporting Person, except as described herein.

(d) None.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 The information set forth in Item 3 and Item 4 is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated as of October 8, 2016, by and among Gas Natural Inc., FR Bison Holdings, Inc. and FR Bison Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K of the Issuer, filed with the Securities and Exchange Commission on October 11, 2016).

Exhibit 2	Support Agreement dated as of October 10, 2016, by and among FR Bison Holdings, Inc., and the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December  6, 2016

s/Anita G. Zucker
Anita G. Zucker, individually and as Trustee for The Article 6 Marital Trust

Exhibit 2
Support Agreement

This Support Agreement (this "Agreement") is made and entered into as of October 10, 2016, by and between the undersigned stockholder ("Stockholder") of Gas Natural Inc., an Ohio corporation (the "Company"), and FR Bison Holdings, Inc., a Delaware corporation ("Parent").

WHEREAS, in connection with the execution of this Agreement, the Company, Parent and FR Bison Merger Sub, Inc., an Ohio and wholly-owned subsidiary of Parent ("Merger Sub"), have entered, or will enter, into that certain Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), providing for, among other things, the merger (the "Merger") of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that Stockholder execute and deliver this Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the 1,040,640 shares of common stock, $0.15 par value, of the Company ("Company Common Stock") beneficially owned by Stockholder (the "Original Shares") and, together with any additional shares of Company Common Stock pursuant to Section 6 hereof, the "Shares".

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2. Representations of Stockholder.

Stockholder represents and warrants to Parent that:

(a) Stockholder owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Original Shares free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever, other than any of the foregoing that would not present or delay such Stockholder's ability to perform such Stockholder's obligations hereunder, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b) Stockholder does not beneficially own any shares of Company Common Stock other than the Original Shares.

(c) Stockholder has full power and authority to enter into, execute and deliver this Agreement and to perform fully Stockholder's obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

(d) None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, law, ordinance rule or regulation applicable to Stockholder or to Stockholder's property or assets.

(e) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement.

3. Agreement to Vote Shares.

Stockholder agrees during the term of this Agreement to vote the Shares in favor of the Merger and the Merger Agreement, at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof unless the Company Board or a duly authorized committee thereof has made an Adverse Recommendation Change that has not been rescinded or otherwise withdrawn, in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger.

4. No Voting Trusts or Other Arrangement.

Stockholder agrees that Stockholder will not, and will not permit any entity under Stockholder's control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

5. Transfer of the Shares

Nothing in this Agreement shall prohibit Stockholder from, directly or indirectly, transferring, selling, offering, exchanging, assigning, pledging or otherwise disposing of or encumbering ("Transfer") any of the Shares or entering into any contract, option or other agreement with respect to a Transfer of any of the Shares or Stockholder's voting or economic interest therein.

6. Additional Shares.

Stockholder agrees that all shares of Company Common Stock that Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7. Termination.

This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) the written agreement of Stockholder and Parent to terminate this Agreement or (iv) the date on which the Merger Agreement is amended unless Stockholder has agreed in writing to the continuation of the obligations contained in this Agreement.

8. Specific Performance.

Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party's seeking or obtaining such equitable relief.

9. Entire Agreement.

This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10. Notices.

All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written or electronic confirmation of receipt), (b) when sent by email (with written or electronic confirmation of transmission) or (c) one (1) business day following the day sent by an internationally recognized overnight courier (with written or electronic confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent or Merger Sub:

c/o First Reserve Advisors LLC
One Lafayette Place
Greenwich, CT  06830
Attention:  Matthew S. Raben
Email:  mraben@firstreserve.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:  William E. Curbow
Email:   wcurbow@stblaw.com

To Stockholder:
Anita G. Zucker, Trustee of the Article 6 Marital Trust, Under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007
4838 Jenkins Avenue
North Charleston, SC  29405
Email: zuckera@intertechsc.com

with a copy (which shall not constitute notice) to:

The InterTech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
Attention:   Jeff Winkler
Email:    winklerj@intertechsc.com

11. Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of South Carolina without giving effect to any choice or conflict of law provision or rule.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in any court of competent jurisdiction located in Charleston County, South Carolina.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 11(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(c).

(d) If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(g) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h) The obligations of Stockholder set forth in this Agreement shall not be effective or binding upon Stockholder until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

(i) Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Any assignment contrary to the provisions of this Section 11(i) shall be null and void.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

FR BISON HOLDINGS, INC:
By:/s/Ryan A. Shockley Name: Ryan A. Shockley Title: President and Treasurer

STOCKHOLDER:
/s/ Anita G. Zucker Anita G. Zucker, Trustee of the Article 6 Marital Trust, Under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007